UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

WeWork Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

96209A500
(CUSIP Number)

Ricardo Marano Chief Compliance Officer c/o King Street Capital Management, L.P. 299 Park Avenue, 40th Floor New York, NY 10171 212-812-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

King Street Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
6,218,781
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,218,781
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 2 of 42
1	NAMES OF REPORTING PERSONS

King Street Capital Management GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
6,218,781
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,218,781
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 3 of 42
1	NAMES OF REPORTING PERSONS

Brian J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
6,218,781
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,218,781
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 4 of 42
1	NAMES OF REPORTING PERSONS

Rockford Tower Credit Funding I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
11,524 (as of the Effective Date and the DRS Completion Date, both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

11,524 (as of the Effective Date and the DRS Completion Date, both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[x]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 5 of 42
1	NAMES OF REPORTING PERSONS

King Street Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
1,186,947 (as of the Effective Date and the DRS Completion Date, both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

1,186,947 (as of the Effective Date and the DRS Completion Date, both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 6 of 42
1	NAMES OF REPORTING PERSONS

Citrine Lily, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
1,777,381 (as of the Effective Date), 1,973,181 (as of the DRS Completion Date) (both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

1,777,381 (as of the Effective Date), 1,973,181 (as of the DRS Completion Date) (both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 7 of 42
1	NAMES OF REPORTING PERSONS

Flame Tapioca, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
66,826 (as of the Effective Date), 74,186 (as of the DRS Completion Date) (both as defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

66,826 (as of the Effective Date), 74,186 (as of the DRS Completion Date) (both as defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 8 of 42
1	NAMES OF REPORTING PERSONS

Antique Cactus, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
1,122,732 (as of the Effective Date), 1,246,414 (as of the DRS Completion Date) (both as defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER
1,122,732 (as of the Effective Date), 1,246,414 (as of the DRS Completion Date) (both as defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 9 of 42
1	NAMES OF REPORTING PERSONS

Beige Daffodil, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
244,115 (as of the Effective Date), 271,006 (as of the DRS Completion Date) (both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

244,115 (as of the Effective Date), 271,006 (as of the DRS Completion Date) (both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 10 of 42
1	NAMES OF REPORTING PERSONS

King Street Global Drawdown Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
521,264 (as of Effective Date), 578,686 (as of DRS Completion Date) (both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

521,264 (as of Effective Date), 578,686 (as of DRS Completion Date) (both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 11 of 42
1	NAMES OF REPORTING PERSONS

Denim Inkberry, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
789,828 (as of the Effective Date), 876,837 (as of the DRS Completion Date) (defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

789,828 (as of the Effective Date), 876,837 (as of the DRS Completion Date) (defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 12 of 42
1	NAMES OF REPORTING PERSONS

King Street Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
195,800 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

195,800 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 13 of 42
1	NAMES OF REPORTING PERSONS

King Street Europe Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7,360 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

7,360 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 14 of 42
1	NAMES OF REPORTING PERSONS

King Street Global Drawdown Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
123,682 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

123,682 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 15 of 42
1	NAMES OF REPORTING PERSONS

King Street Global Drawdown Overflow Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
26,891 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

26,891 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 16 of 42
1	NAMES OF REPORTING PERSONS

KSGDF Holdings II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
144,431 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	8	SHARED VOTING POWER

6,218,781
	9	SOLE DISPOSITIVE POWER

144,431 (as of the Effective Date), 0 (as of DRS Completion Date) (both defined below)
	10	SHARED DISPOSITIVE POWER

6,218,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,218,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ x ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%(1)
14	TYPE OF REPORTING PERSON

IA
(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 17 of 42
Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 71 5th Avenue, 2nd Floor, New York, NY 10003.

Item 2. Identity and Background.

(a)

This Schedule 13D is filed on behalf of King Street Capital Management, L.P., a Delaware limited partnership, King Street Capital Management GP, L.L.C., a Delaware limited liability company, Brian J. Higgins, a United States citizen, Rockford Tower Credit Funding I, Ltd., a Cayman Islands exempted company, King Street Capital, L.P., a Delaware limited partnership, Citrine Lily, Ltd., a Cayman Islands exempted company, Flame Tapioca, Ltd., a Cayman Islands exempted company, Antique Cactus, Ltd., a Cayman Islands exempted company, Beige Daffodil Ltd., a Cayman Islands exempted company, King Street Global Drawdown Fund II, L.P., a Delaware limited partnership, Denim Inkberry, Ltd., a Cayman Islands exempted company, King Street Capital Master Fund, Ltd., a British Virgin Islands business company, King Street Europe Master Fund, Ltd., a British Virgin Islands business company, King Street Global Drawdown Fund, L.P., a Cayman Islands exempted limited partnership, King Street Global Drawdown Overflow Fund, L.P., a Cayman Islands exempted limited partnership, and KSGDF Holdings II, L.L.C., a Cayman Islands limited liability company, (together, the “Reporting Persons” and, the Reporting Persons other than King Street Capital Management, L.P., King Street Capital Management GP, L.L.C. and Brian J Higgins, the “Investment Funds”). The Investment Funds are managed and advised by King Street Capital Management, L.P. King Street Capital Management L.P.’s general partner is King Steet Capital Management GP, L.L.C. King Street Capital Management GP, L.L.C.’s sole managing member is Brian J. Higgins.

Set forth in the attached Schedules A-O and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each general partner (for those Reporting Persons that are limited partnerships), director, officer and controlling person of each Reporting Person (collectively, the “Covered Persons”). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of each Reporting Person is c/o King Street Capital Management, L.P., 299 Park Avenue, 40th Floor, New York, NY 10171. The business address of each Covered Person is set forth on Schedules A-O and is incorporated herein by reference.

(c)	The principal business of King Street Capital Management, L.P., King Street Capital Management GP, L.L.C. and Brian J. Higgins is providing investment management services for all other Reporting Persons. The Investment Funds’ principal business is to serve as investment vehicles.

(d)	Neither the Reporting Persons, nor, to the best of their knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Persons, nor, to the best of their knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) above. The citizenship of each Covered Person is set forth on Schedule A-H and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On November 6, 2023, the Issuer and certain of its direct and indirect subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) to commence proceedings under chapter 11 of title 11 of the United States Code (the “Code”) in the United States Bankruptcy Court

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for the District of New Jersey (the “Bankruptcy Court”). On May 30, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Third Amended Joint Chapter 11 Plan of Reorganization of WeWork Inc. and its Debtor Subsidiaries (the “Plan”). On June 11, 2024 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from chapter 11.

Pursuant to the Plan and the Confirmation Order, the Issuer issued 6,218,781 shares of Common Stock to the Investment Funds (i) in exchange for debt held by the Investment Funds prior to the filing of the Debtors’ voluntary bankruptcy petition which was cancelled, (ii) in conversion of DIP loans for the Debtors’ exit facility held by the Investment Funds, and (iii) in respect of premiums in consideration for commitments made with respect to DIP loans for the Debtors’ exit facility. As of the Effective Date, the Reporting Persons held amounts of shares of the Common Stock as enumerated above. The Reporting Persons’ shares of Common Stock will be transferred by the Depository Trust Clearing Corporation’s Direct Registration System to Rockford Tower Credit Funding I, Ltd., King Street Capital, L.P., Citrine Lily, Ltd., Flame Tapioca, Ltd., Antique Cactus, Ltd., Beige Daffodil Ltd., King Street Global Drawdown Fund II, L.P. and Denim Inkberry, Ltd., (together, the “DRS Reporting Persons”) as of the time to be known as the “DRS Completion Date” in the amounts enumerated above.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated herein by reference.

Pursuant to the terms of the Plan, the Investment Funds received 6,218,781 shares of Common Stock as reported in Item 3. These shares were acquired for investment purposes.

On the Effective Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Persons and certain other stockholders of the Issuer, pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such stockholders with respect to the Common Stock, following the consummation of an initial public offering. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 99.1 and is incorporated by reference herein.

On the Effective Date, the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”) with the Reporting Persons and other stockholders of the Issuer (the “Stockholders”), pursuant to which the parties thereto agreed to, among other things, certain board designation rights, governance rights, information rights, right of first refusal and co-sale rights, preemptive rights, drag-along rights and transfer restrictions. Pursuant to the Plan, each stockholder of the Issuer as of the Effective Date was deemed to be a party to, and bound by, the Stockholders Agreement, regardless of whether such stockholder executed a signature page thereto.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the other stockholders thereunder may be deemed to constitute a “group” for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock beneficially owned by the other stockholders party to the Stockholders Agreement and their affiliates and such shares are not the subject of this Schedule 13D. The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is filed hereto as Exhibit 99.2 and is incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”) members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and

CUSIP No. 96209A500	13D	Page 19 of 42

conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Daniel Ehrmann is an employee of King Street Capital Management, L.P. or one of its affiliates, serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, pursuant to the terms of the Stockholders Agreement (as defined above), the Reporting Persons are entitled to designate a non-voting observer to attend meetings of the Board and have appointed McLean Copus, an employee of King Street Capital Management, L.P. or one of its affiliates, to serve as the non-voting observer.

Except as set forth herein, the Reporting Person does not have, as of the date of this filing any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer.

(a)	The Investment Funds are the direct holders of 6,218,781 shares of Common Stock, constituting approximately 12.0% of the outstanding Common Stock. The foregoing percentage is calculated based on 51,927,448 shares of Common Stock issued and outstanding as of June 12, 2024, as provided by the Issuer.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D, which are incorporated herein by reference. The Reporting Persons and the other AHG Stockholders (as defined in the Stockholder Agreement) and their affiliates may be deemed to beneficially own in the aggregate 15,880,004 shares of Common Stock, representing 30.6% of the outstanding Common Stock, as provided by the Issuer and to the Reporting Persons' best knowledge.

(c)	Except as set forth in Item 3, the Reporting Persons have not engaged in any transactions in shares of Common Stock during the past sixty days.

(d)	Except for the Reporting Persons which are the direct holders of shares of Common Stock, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by the Reporting Person.

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(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Item 4 are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Registration Rights Agreement, dated as of June 11, 2024, among WeWork Inc., the Reporting Persons and the other stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 12, 2024).

Exhibit 99.2	Stockholders Agreement, dated as of June 11, 2024, among WeWork Inc., the Reporting Persons and the other stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 12, 2024).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KING STREET CAPITAL MANAGEMENT, L.P.
By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Chief Financial Officer
(Title)

June 18, 2024
(Date)

KING STREET CAPITAL MANAGEMENT GP, L.L.C.
By: /s/ Brian J. Higgins

Brian J. Higgins
(Name)

Sole Managing Member
(Title)

June 18, 2024
(Date)

CUSIP No. 96209A500	13D	Page 22 of 42
BRIAN J. HIGGINS
By: /s/ Brian J. Higgins

Brian J. Higgins
(Name)

June 18, 2024
(Date)

ROCKFORD TOWER CREDIT FUNDING I, LTD.
By:	Rockford Tower Capital Management, L.L.C. Its Collateral Manager

By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Authorized Signatory
(Title)

June 18, 2024
(Date)

KING STREET CAPITAL, L.P.
By:	King Street Capital Management, L.P. Its Investment Manager

By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Chief Financial Officer
(Title)

June 18, 2024
(Date)

CUSIP No. 96209A500	13D	Page 23 of 42
CITRINE LILY, LTD.
By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Director
(Title)

June 18, 2024
(Date)

FLAME TAPIOCA, LTD.
By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Director
(Title)

June 18, 2024
(Date)

ANTIQUE CACTCUS, LTD.
By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Director
(Title)
June 18, 2024
(Date)

CUSIP No. 96209A500	13D	Page 24 of 42
BEIGE DAFFODIL, LTD.
By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Director
(Title)
June 18, 2024
(Date)

KING STREET GLOBAL DRAWDOWN FUND II, L.P.
By:	King Street Capital Management, L.P. Its Investment Manager

By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Chief Financial Officer
(Title)

June 18, 2024
(Date)

DENIM INKBERRY, LTD.
By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Director
(Title)

June 18, 2024
(Date)

CUSIP No. 96209A500	13D	Page 25 of 42
KING STREET CAPITAL MASTER FUND, LTD.
By:	King Street Capital Management, L.P. Its Investment Manager

By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Chief Financial Officer
(Title)

June 18, 2024
(Date)

KING STREET EUROPE MASTER FUND, LTD.
By:	King Street Capital Management, L.P. Its Investment Manager
By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Chief Financial Officer
(Title)

June 18, 2024
(Date)

CUSIP No. 96209A500	13D	Page 26 of 42
KING STREET GLOBAL DRAWDOWN FUND, L.P.
By:	King Street Capital Management, L.P. Its Investment Manager

By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Chief Financial Officer
(Title)

June 18, 2024
(Date)

KING STREET GLOBAL DRAWDOWN OVERFLOW FUND, L.P.

By:	King Street Capital Management, L.P. Its Investment Manager
By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)
Chief Financial Officer
(Title)

June 18, 2024 (Date)

CUSIP No. 96209A500	13D	Page 27 of 42
KSGDF HOLDINGS II, L.L.C.
By:	King Street Capital Management, L.P. Its Manager

By: /s/ Bennett Kaufman

Bennett Kaufman
(Name)

Chief Financial Officer
(Title)

June 18, 2024
(Date)

CUSIP No. 96209A500	13D	Page 28 of 42

SCHEDULE A

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of King Street Capital Management, L.P. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
King Street Capital Management GP L.L.C.	General Partner	United States
Brian J. Higgins	Sole Managing Member of King Street Capital Management GP, L.L.C.	United States

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SCHEDULE B

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of King Street Capital Management, GP, L.L.C. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Brian J. Higgins	Sole Managing Member of King Street Capital Management GP, L.L.C.	United States

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SCHEDULE C

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of Rockford Tower Credit Funding I, Ltd. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Tara Rivers	Director	Cayman Islands
Dianne Farjallah	Director	Cayman Islands
Nicholas Swartz	Director	Cayman Islands

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SCHEDULE D

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of King Street Capital, L.P. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
King Street Advisors, L.L.C.	General Partner	United States
Brian J. Higgins	Sole Managing Member of King Street Advisors, L.L.C.	United States

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SCHEDULE E

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of Citrine Lily, Ltd. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Bennett Kaufman	Director	United States
Michael P. Wengrofsky	Director	United States

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SCHEDULE F

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of Flame Tapioca, Ltd. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Bennett Kaufman	Director	United States
Michael P. Wengrofsky	Director	United States

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SCHEDULE G

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of Antique Cactus, Ltd. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Bennett Kaufman	Director	United States
Michael P. Wengrofsky	Director	United States

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SCHEDULE H

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of Beige Daffodil, Ltd. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Bennett Kaufman	Director	United States
Michael P. Wengrofsky	Director	United States

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SCHEDULE I

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of King Street Global Drawdown Fund II, L.P. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
King Street Global Drawdown GP II, L.L.C.	General Partner	United States
Brian J. Higgins	Sole Managing Member of King Street Global Drawdown GP II, L.L.C.	United States

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SCHEDULE J

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of Denim Inkberry, Ltd. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Bennett Kaufman	Director	United States
Michael P. Wengrofsky	Director	United States

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SCHEDULE K

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of King Street Capital Master Fund, Ltd. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Brian J. Higgins	Director	United States
Stephen Adams	Director	Singapore
Jason Janus Jagessar	Director	British Virgin Islands

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SCHEDULE L

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of King Street Europe Master Fund, Ltd. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
Brian J. Higgins	Director	United States
Stephen Adams	Director	Singapore
Jason Janus Jagessar	Director	British Virgin Islands

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SCHEDULE M

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of King Street Global Drawdown Fund, L.P. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
King Street Global Drawdown GP, L.L.C.	General Partner	United States
Brian J. Higgins	Sole Managing Member of King Street Global Drawdown GP, L.L.C.	United States

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SCHEDULE N

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of King Street Global Drawdown Overflow Fund, L.P. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
King Street Global Drawdown GP, L.L.C.	General Partner	United States
Brian J. Higgins	Sole Managing Member of King Street Global Drawdown GP, L.L.C.	United States

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SCHEDULE O

The name, present principal occupation, and citizenship of each general partner (if applicable), director, officer or control person of KSGDF Holdings II, L.L.C. is set forth below. The business address of each person listed below is c/o King Street Capital Management L.P., 299 Park Avenue, New York, NY 10171.

Name	Present Principal Occupation	Citizenship
King Street Capital Management, L.P.	Manager	United States
King Street Capital Management GP, L.L.C.	General Partner of King Street Capital Management, L.P.	United States
Brian J. Higgins	Sole Managing Member of King Street Capital Management GP, L.L.C.	United States